Filed by Mid Penn Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Mid Penn Bancorp, Inc.
Commission File No.: 333-199740

Mid Penn Bancorp, Inc.	Phoenix Bancorp, Inc.

NEWS RELEASE

Contact:	Rory G. Ritrievi (717) 692-7103 rory.ritrievi@midpennbank.com George H. Groves (570) 544-6438 ggroves@theminersbank.com

FOR IMMEDIATE RELEASE

Mid Penn Bancorp, Inc. Announces Preliminary Results of Cash and Stock Elections
by Shareholders of Phoenix Bancorp, Inc.

MILLERSBURG, Pa. (Jan. 8, 2015) — Mid Penn Bancorp, Inc. (Nasdaq: MPB) (“Mid Penn”) today announced the preliminary results of elections made by shareholders of Phoenix Bancorp, Inc. (“Phoenix”) regarding their preferences as to the form of merger consideration (either shares of Mid Penn common stock or cash) they will receive in connection with the pending acquisition of Phoenix by Mid Penn.  The deadline for Phoenix shareholders to have made elections in connection with the transaction was 5:00 p.m., New York City time, on December 22, 2014.

Of the 282,206 shares of Phoenix common stock outstanding as of November 12, 2014, holders of:

•	218,561 shares, or approximately 77.4 percent of outstanding shares, elected to receive shares of Mid Penn common stock;
•	38,638 shares, or approximately 13.7 percent of outstanding shares, elected to receive cash; and
•	25,007 shares, or approximately 8.9 percent of outstanding shares, made no election and therefore will be deemed to have elected a combination of Mid Penn common stock and cash.

The allocation of the merger consideration will be computed using the formula set forth in that certain Agreement and Plan of Merger, dated as of August 27, 2014, by and between Mid Penn and Phoenix.

Each share of Phoenix common stock for which a stock election was made will be converted into the right to receive 3.167 shares of Mid Penn common stock.  Additionally, elections to receive cash consideration made by Phoenix shareholders will be converted into the right to $51.60 per share of Phoenix common stock.  As a result of the elections set forth above, shares of Phoenix common stock for which no election was made will receive a combination of Mid Penn common stock and cash.  Based on the number of shares of Phoenix common stock outstanding as of November 12, 2014 and a proration process to be determined by Mid Penn, approximately 74.9 percent of the shares of Phoenix common stock for which no election was made will be converted into the right to receive cash, and approximately 25.1 percent of the shares of Phoenix common stock for which no election was made will be converted into the right to receive shares of Mid Penn common stock.  Holders of Phoenix contingent rights will be converted into the right to receive shares of Mid Penn common stock in accordance with their terms and using the formula set forth in the Agreement and Plan of Merger.

The proposed combination has been approved by shareholders of both Mid Penn and Phoenix and remains subject to certain conditions and approvals, including final bank regulatory approvals.

About Mid Penn

Mid Penn Bancorp, Inc. is a Central Pennsylvania bank holding company with total assets of approximately $736 million as of June 30, 2014. Headquartered in Millersburg, Pa., Mid Penn is the parent company of Mid Penn Bank, serving the community since 1868. Mid Penn Bank has 14 retail locations in Cumberland, Dauphin, Northumberland and Schuylkill Counties. The bank offers a diverse portfolio of products and services to meet the personal and business banking needs of the community. To learn more about Mid Penn Bank, visit www.midpennbank.com.

Caution Regarding Forward-Looking Statements

Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of Mid Penn and Phoenix intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies' respective abilities to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could have a material effect on the operations and future prospects of each of Mid Penn and Phoenix and the resulting company, include but are not limited to: (1) the businesses of Mid Penn and/or Phoenix may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislation and regulation, and monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System; (7) the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows, competition, and demand for financial services in the companies' respective market areas; (8) the implementation of new technologies, and the ability to develop and maintain secure and reliable electronic systems; (9) accounting principles, policies, and guidelines; and (10) other risk factors detailed from time to time in filings made by Mid Penn with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements reflect Mid Penn's and Phoenix's management's analysis as of the date of this release, even if subsequently made available by Mid Penn or Phoenix on their respective websites or otherwise. Mid Penn and Phoenix undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

This release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.

Important Additional Information:

Mid Penn has filed a Registration Statement on Form S-4 (File No. 333-199740) with the SEC, which contains a joint proxy statement/prospectus and other documents regarding the proposed merger. The proxy materials set forth complete details of the merger. Phoenix and Mid Penn shareholders and investors are urged to read the Registration Statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information about Phoenix, Mid Penn, and the proposed transaction.

Copies of the joint proxy statement/prospectus may be obtained free of charge at the SEC’s website at http://www.sec.gov. Copies of other documents filed by Mid Penn with the SEC may also be obtained free of charge at the SEC’s website or at Mid Penn’s website at www.midpennbank.com under "Investors." The information on Mid Penn's website is not, and shall not be deemed to be, a part of this release or incorporated into other filings Mid Penn makes with the SEC.